# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: monday.com Ltd., CIK 0001845338
CUSIP: M7S64H106
Title of class of securities: Ordinary Shares, no par value per share
Address of issuer's principal executive offices: 6 Yitzhak Sadeh Street, Tel Aviv, Israel (L3), 6777506
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-22-100810
Filed by CIK 0001946733

## Reporting persons
- Sonnipe Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Isle Of Man (Y8); sole voting power 2,154,980; shared voting power 0; sole dispositive power 2,154,980; shared dispositive power 0; aggregate amount beneficially owned 2,154,980 (4.2% of the class)

## Item 1. Issuer
Name of issuer: monday.com Ltd.
Address of issuer's principal executive offices: 6 Yitzhak Sadeh Street, Tel Aviv, L3, 6777506 .

## Item 2. Person Filing
Name of person filing: Sonnipe Limited
Address of principal business office or, if none, residence:
Peveril Buildings, Peveril Square
Douglas, Isle of Man, IM99 1RZ
Citizenship: Isle of Man

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Row 9 of the Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by the Reporting Person as of June 30, 2025 and is incorporated by reference.
Percent of class: Row 11 of the Reporting Person's cover page to this Schedule 13G sets forth the percentage of the securities of the Issuer beneficially owned by the Reporting Person as of June 30, 2025 and is incorporated by reference. The percentage set forth in each row 11 is based upon 51,415,189 ordinary shares outstanding as of May 31, 2025, as reported in the Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission (the "SEC") on June 26, 2025.
Sole power to vote or to direct the vote: Row 5 of the Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by the Reporting Person as of June 30, 2025 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of the Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by the Reporting Person as of June 30, 2025 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of the Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by the Reporting Person as of June 30, 2025 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of the Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by the Reporting Person as of June 30, 2025 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Sonnipe Ltd: /s/ Debbie Anderson, By Amber Management Limited, its Director, By Debbie Anderson, Director, for and on behalf of Amber Management Limited (08/14/2025)